PRELIMINARY	SUBJECT TO COMPLETION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

RULE 13E–3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 8)

SkyTerra Communications, Inc.

(Name of the Issuer)

SkyTerra Communications, Inc.

Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., HGW US Holding Company, L.P., HGW US GP Corp., HGW Holding Company, L.P., HGW GP, Ltd., Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone

(Name of Person(s) Filing Statement)

Voting Common Stock, par value $0.01 per share

Non–Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

83087K107

(CUSIP Number of Class of Securities)

SkyTerra Communications, Inc. 10802 Parkridge Boulevard Reston, Virginia 20191 (703) 390–2700 Attn: Secretary	Philip A. Falcone Harbinger Capital Partners 450 Park Avenue 30th Floor New York, New York 10022 (212)339–5100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735–3000	Joseph J. Basile, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 10153 (617) 772–8834

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14–C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$261,476,243.20	$52,295.25

1	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $5.00 and 44,962,370 (which represents the total number of shares of SkyTerra capital stock outstanding as of November 18, 2009, less 52,285,645 shares owned by the Filing Persons, which will be cancelled with no merger consideration being paid thereon), plus (b) $30,674,053.20 expected to be paid in connection with the cancellation of outstanding options, and (c) $5,990,340.00 expected to be paid in connection with cancellation of outstanding phantom units and restricted stock awards (the “Total Consideration”). In all cases the shares have been valued at $5.00 per share.
2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.0002 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0–1l(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $52,295.25

Filing Party:  SkyTerra Communications, Inc.

Form or Registration No.:  Schedule 14A

Date Filed:  November 19, 2009

Introduction

This Amendment No. 8 to Rule 13E–3 Transaction Statement on Schedule 13E–3 (this “Final Amendment”) is being filed jointly by SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), Harbinger Capital Partners Master Fund I, Ltd., an exempted company organized under the laws of the Cayman Islands (“Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Special Fund”, and together with Master Fund, the “Harbinger Funds” or “Harbinger”), HGW US Holding Company, L.P., a Delaware limited partnership, HGW US GP Corp., a Delaware corporation, HGW Holding Company, L.P., a Cayman Islands exempted limited partnership, HGW GP, Ltd., an exempted company organized under the laws of the Cayman Islands, Harbinger Capital Partners Special Situations GP, LLC, a Delaware limited liability company, Harbinger Capital Partners LLC, a Delaware limited liability company, Harbinger Holdings, LLC, a Delaware limited liability company, and Philip A. Falcone (together with the Harbinger Funds, the “Harbinger Filing Persons”) in connection with the Agreement and Plan of Merger, dated as of September 23, 2009, as amended on November 18, 2009 and February 16, 2010 and from time to time, by and among SkyTerra, the Harbinger Funds and Sol Private Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Harbinger Funds (“Acquisition Corp.”) (the “Merger Agreement”). SkyTerra and the Harbinger Filing Persons are referred to herein as the “Filing Persons.” This Final Amendment amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 filed with the SEC on January 8, 2010, Amendment No. 2 filed with the SEC on January 20, 2010, Amendment No. 3 filed with the SEC on January 21, 2010, Amendment No. 4 filed with the SEC on February 5, 2010, Amendment No. 5 filed with the SEC on February 16, 2010, Amendment No. 6 filed with the SEC on February 26, 2010 and Amendment No. 7 filed with the SEC on March 23, 2010 (the “Schedule 13E-3”).

On February 26, 2010, SkyTerra filed a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Acquisition Corp. is not a filing party to this Final Amendment because it was merged with and into SkyTerra.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement other than information concerning the Harbinger Filing Persons and their affiliates other than SkyTerra has been supplied by SkyTerra. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning the Harbinger Filing Persons and their affiliates other than SkyTerra has been supplied by or on behalf of the Harbinger Filing Persons.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(f) Item 2(f) is hereby amended and supplemented as follows:

The following table shows purchases of SkyTerra common stock during the past two years effected by any Harbinger Filing Person, showing the number of shares of SkyTerra common stock purchased by each, the range of prices paid for those shares and the average price paid per quarter.

Name of Filer	Quarter Ended 3/31/2008 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
Harbinger Capital Partners Fund I, L.P. (1)	15,340,303	$5.50 –7.40	$5.61

Name of Filer	Quarter Ended 6/30/2008 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
Master Fund	8,511,817	$10.00	$10.00
Special Fund	7,886,312	$10.00	$10.00

Name of Filer	Quarter Ended 9/30/2008 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
Master Fund	12,573,854	$4.15	$4.15
Special Fund	11,052,220	$4.15	$4.15

Name of Filer	Quarter Ended 12/31/2008 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
	—	—	—

Name of Filer	Quarter Ended 3/31/2009 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
Special Fund	425,519	$1.43 – 4.69	$2.57
Master Fund	1,209,189	$1.43 – 4.69	$2.57

Name of Filer	Quarter Ended 6/30/2009 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
	—	—	—

Name of Filer	Quarter Ended 9/30/2009 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
	—	—	—

Name of Filer	Quarter Ended 12/31/2009 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
	—	—	—

Name of Filer	Current Quarter Ended 3/29/2010 Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price
Master Fund	15,424,299	$5.00	$5.00

(1)	Entity is a feeder fund for the Master Fund.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(e)	Item 5(e) is hereby amended and supplemented as follows:

On March 29, 2010, Harbinger Capital Partners Fund I, L.P. (“Harbinger Fund I”) and Master Fund entered into a Stock Purchase Agreement (the “SPA”), pursuant to which Master Fund purchased 15,424,299 shares of SkyTerra common stock from Harbinger Fund I for the aggregate purchase price of $77,121,495, which represents a per share price of $5. The SPA contains customary representations and warranties.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(b)	Item 11(b) is hereby amended and supplemented as follows:

On March 29, 2010, Harbinger Fund I and Master Fund entered into the SPA, pursuant to which Master Fund purchased 15,424,299 shares of SkyTerra common stock from Harbinger Fund I at a price of $5 per share.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	Item 15(b) is hereby amended and supplemented as follows:

On March 29, 2010, SkyTerra filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition Corp. was merged with and into SkyTerra, with SkyTerra continuing as the surviving corporation and an indirect wholly owned subsidiary of Harbinger. At the effective time of the merger, (i) each outstanding share of SkyTerra common stock (other than shares held by Harbinger, any subsidiary of SkyTerra, and any stockholders who have perfected their appraisal rights under Delaware law) was converted into the right to receive the merger consideration of $5.00 per share in cash, without interest; (ii) each outstanding option with respect to SkyTerra common stock granted to SkyTerra employees and directors under SkyTerra’s employee stock plan was cancelled and exchanged for a cash payment equal to the excess, if any, of $5.00 over the per share exercise price of such option for each share of SkyTerra common stock covered by such option; (iii) each outstanding share of restricted stock (that was not performance based) previously issued by SkyTerra, which was outstanding as of the effective time, was canceled in exchange for the right to receive, from the surviving corporation, a per share amount in cash equal to $5.00 in respect of each such restricted share; (iv) each phantom stock unit outstanding under the MSV phantom unit plan was cancelled and deemed to have been exchanged for 2.82 shares of common stock immediately prior to the effective time, subject to the payment and other terms of the MSV phantom unit plan; and (v) Acquisition Corp. ceased to exist.

As a result of the merger, SkyTerra’s common stock will cease trading on the Over the Counter Bulletin Board and became eligible for termination of registration under the Exchange Act. Accordingly, SkyTerra will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits.

Regulation M–A Item 1016

Exhibit No.	Description
(a)(l)	Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Proxy Statement filed with the Securities and Exchange Commission on February 26, 2010).

(a)(2)	Form of Proxy Card (included as Appendix I of the Proxy Statement filed herewith as Exhibit (a)(l)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to SkyTerra’s Form 8-K, dated September 23, 2009, and filed September 23, 2009).

(b)	None.

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix D of the Proxy Statement filed herewith as Exhibit (a)(l)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(6)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated July 30, 2009 (previously filed on February 5, 2010).

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 16, 2010, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix E of the Proxy Statement filed herewith as Exhibit (a)(l)).

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2010

SKYTERRA COMMUNICATIONS, INC.

By:	/S/ GARY M. EPSTEIN
Name:	Gary M. Epstein
Title:	Executive Vice President, Law and Regulation
HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: Harbinger Capital Partners LLC, its Investment Manager

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER HOLDINGS, LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Managing Member

/S/ PHILIP A. FALCONE
Philip A. Falcone

HGW US HOLDING COMPANY, L.P.

By: HGW US GP Corp., its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW US GP CORP.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW HOLDING COMPANY, L.P.

By: HGW GP, Ltd., its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW GP, LTD.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)	Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Proxy Statement filed with the Securities and Exchange Commission on February 26, 2010).

(a)(2)	Form of Proxy Card (included as Appendix I of the Proxy Statement filed herewith as Exhibit (a)(l)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to Sky Terra’s Form 8-K, dated September 23, 2009, and filed September 23, 2009).

(b)	None.

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix D of the Proxy Statement filed herewith as Exhibit (a)(l)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(6)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated July 30, 2009 (previously filed on February 5, 2010).

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 16, 2010, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix E of the Proxy Statement filed herewith as Exhibit (a)(l)).

(g)	None.